Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS

For the three month period ended March 31, 2012

The following discussion and analysis reviews the operating results, financial position and liquidity, risks and industry trends affecting the financial results of Chai-Na-Ta Corp. Additional comments relate to changes made to operations since the year-end and their expected financial impact.

This commentary has been prepared as of May 11, 2012 and should be read in conjunction with the unaudited interim consolidated financial statements as at March 31, 2012 and for the three month periods ended March 31, 2012 and 2011 and their accompanying notes prepared in accordance with United States generally accepted accounting principles (“US GAAP”). The discussion and analysis should also be read in conjunction with the 2011 annual audited financial statements which can be found on the Company’s website. Amounts are expressed in Canadian dollars, unless otherwise specified.

Some of the statements made in this analysis are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives, or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions by their very nature, they involve inherent risks and uncertainties. The forecasts and projections that make up the forward-looking information are based on assumptions, which include, but are not limited to, no significant operational disruptions or environmental liability as a result of a catastrophic event or environmental upset; the competitiveness of ginseng pricing; access to capital at borrowing rates acceptable to the Company; interest rates; and exchange rates. Actual results in each case could differ materially from those currently anticipated in such statements.

OVERVIEW

Chai-Na-Ta Corp. operated North American ginseng farms in Ontario, Canada, on which ginseng root was planted, cultivated and harvested and then sold primarily in Hong Kong and China. The Company is headquartered in Richmond, British Columbia, Canada. The Company sold its farm operating assets in January 2012 and the Board of Directors of the Company have instructed management to initiate the liquidation of the Company subject to shareholder approval. The Company will continue to operate while selling the remaining inventory from the 2011 harvest which is expected to be completed in the second quarter of 2012.

The Company sold inventory from the 2011 harvest in the first quarter of 2012 and recorded a gross loss of $18,000 on revenue of $2,750,000 for the three month period ended March 31, 2012 compared to a gross margin of $1,691,000 on revenue of $3,525,000 for the three month period ended March 31, 2011. The decrease in revenue and gross margin was due to a 29% decrease in average selling price. This also resulted in the Company recording a net loss of $293,000 for the three month period ended March 31, 2012 compared to net earnings of $1,162,000 for the same period in the prior year.

RESULTS OF OPERATIONS

Revenue decreased to $2,750,000 in the first quarter of 2011 from $3,525,000 in the first quarter of the previous year. The Company sold 193,000 pounds of root for an average price of $14.28 per pound in the first three months of 2012 compared to 176,000 pounds of root sold for an average price of $20.04 per pound in the first three months of 2011. The lower average sales price was due to a decrease in customer demand and due to a smaller proportion of the higher quality five-year-old root being harvested by the Company during the 2011 harvest season. The Company still has 162,000 pounds of inventory with a cost of $2,223,000 from its 2011 harvest which has been completely committed to by customers. The Company expects to sell and deliver its remaining inventory from the 2011 harvest during the second quarter of 2012.

Cost of goods sold was 101% of sales revenue in the first quarter of 2012, compared to 52% in the previous year period. The Company had a gross loss of 1% of sales in the first quarter of 2012 compared to a gross margin of 48% of sales in the first quarter of 2011. The minimal gross loss in the current period is due to the Company’s inventory being written-down to its estimated net realizable value as at December 31, 2011. The gross margin achieved for the 2010 harvest inventory sold in 2011 which was due to a higher quality of product and an increase in overall market demand.

For the three month period ended March 31, 2012, selling, general and administrative expenses decreased to $288,000 from $476,000 for the three month period ended March 31, 2011. For 2012, this amount included $49,000 in retention bonuses for management and staff which were accrued as at March 31, 2012 compared to $63,000 in retention bonuses in the prior year period. The amount for the prior period also includes a performance bonus of $225,000 to the management and farm staff which was approved by the Board of Directors during the three month period ended March 31, 2011.

There was no interest expense on long-term debt in the first quarter of 2012 compared to $9,000 in the first quarter of 2011. The decrease in interest on long-term debt is due to the Company repaying its debt obligation in full during the first quarter of 2011. The Company does not expect to incur any additional interest expense.

The Company had other non-operating losses of $10,000 for the three month period ended March 31, 2012 compared to $46,000 for the three month period ended March 31, 2011. The other non-operating loss in the current period is primarily due to $23,000 in government supplement income and $34,000 in foreign exchange losses in the first quarter of 2012 compared to foreign exchange losses of $47,000 for the same period in the prior year.

For the three month period ended March 31, 2012, the Company incurred an operating loss of $306,000 compared to operating income of $1,215,000 for the three month period ended March 31, 2011. For the three month period ended March 31, 2012, the Company incurred a net loss of $293,000, or $0.01 per basic share, for the three month period ended March 31, 2012 compared to net earnings of $1,162,000, or $0.03 per basic share for the three month period ended March 31, 2011. The operating income and net earnings decreased primarily due to the decrease in gross margin earned on sales from the 2011 harvest in the current period.

The Company did not declare any dividends on any class of shares during the three month period ended March 31, 2012 or for any period in the previous three fiscal years ended December 31, 2011.

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth unaudited quarterly information for each of the eight quarters ended June 30, 2010 through March 31, 2012. This information has been derived from unaudited interim consolidated financial statements prepared in accordance with United States general accepted accounting principles that, in the opinion of the Company’s management, have been prepared on a basis consistent with the audited annual consolidated financial statements.

(Stated in Thousands
of Canadian Dollars	2012	2011				2010
except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total revenue	$2,750	416	1,739	3,795	3,525	3,254	2,892	1,980

Write-downs	-	(200)	-	-	-	-	-	(170)

Operating income (loss)	(306)	(424)	582	1,520	1,215	852	404	(302)

Net earnings (loss)	(293)	(447)	787	1,513	1,162	970	498	(113)

Net earnings (loss) per share:
Basic and diluted	$(0.01)	(0.01)	0.02	0.05	0.03	0.03	0.01	(0.00)

Ginseng crops are harvested in the fall of every year, revenue and earnings tend to be higher in first two quarters of the following year as the harvested roots are usually sold. However, this was not the case in 2010 as the majority of the Company’s 2009 harvest inventory was shipped to customers in the third and fourth quarters of 2010. Significant fluctuations in revenue and earnings in any period are impacted by the quantity and quality of root sold, the selling price of such root, and the relative strength of the Canadian dollar to the currencies used by customers.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operations was $2,552,000 for the three month period ended March 31, 2012, compared with $1,782,000 for the same period in 2011. Cash provided by operations increased during the current period primarily due to an increase in the amount of proceeds received from customers from the sale of inventory compared to the three month period ended March 31, 2011.

The Company received $1,850,000 in proceeds upon the disposition of its farm operating assets during the three month period ended March 31, 2012.

As of March 31, 2012, the Company had received $124,000 in deposits from customers. These deposits are on orders that management expects will be delivered in the second quarter of 2012.

The Company’s cash as at March 31, 2012 was $8,896,000 compared to a balance of $4,494,000 at December 31, 2011, a net increase of $4,402,000. The increase in cash was due to the proceeds from the sale of the inventory harvested in 2011 and due to the proceeds received upon the disposition of the Company’s farm operating assets.

The working capital position of the Company at March 31, 2012 was a surplus of $10,722,000 compared to a surplus of $10,981,000 at December 31, 2011. The decrease in working capital was primarily due to cash outlays for selling, general and administrative expenses.

The Company believes that its existing cash resources, together with the cash generated from future sales of inventory, will be sufficient to meet its working capital and operating requirements to complete the liquidation of the operation.

The Company has entered into an operating lease for its corporate head office in Richmond, British Columbia at a cost of $3,000 per month through July 31, 2012. The Company has no other contractual obligations.

RELATED PARTY TRANSACTIONS

The Company pays management fees to Wai Kee Holdings Limited (“Wai Kee”) for performing sales, accounting and administrative services for CNT Trading (Hong Kong) Limited, a subsidiary of the Company. Wai Kee is a Hong Kong based publicly traded company which owns 46% of the shares of the Company and has a director in common with the Company. The Company paid management fees of $11,000 (2010 - $21,000) for the three month period ended March 31, 2011, compared to $14,000 during the prior year period, of which $4,000 remains outstanding, compared to $9,000 in 2011, and is included in accounts payable and accrued liabilities on the consolidated balance sheet. This related party transaction is measured at the fair value.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and other disclosures as at the end of or during the reporting periods. Actual results may differ from these estimates and from judgments made under different assumptions or conditions.

The following items require the most significant estimates and judgments in the preparation of the Company’s financial statements:

Inventory

The Company periodically reviews the carrying value of inventory to determine if write-downs are required to state the inventory at the lower of cost and net realizable value. The determination of net realizable value reflects management’s best estimate of the expected selling price of the roots as well as consideration of qualitative factors such as size, shape, colour and taste. The carrying value of inventory also reflects management’s expectation that the inventory will eventually be sold. Although management does not believe that additional provisions are required to align the carrying value of certain inventory with its net realizable values, future events may indicate that the inventory is not saleable or that such inventory is not saleable at prices above carrying value.

Income Taxes

The Company estimates its income taxes in each of the jurisdictions that it operates. The process involves estimating the current income tax exposure, together with assessing temporary differences from different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in the consolidated balance sheet to the extent that a net deferred income tax asset or liability exists. The valuation of any deferred income tax assets or liabilities is reviewed quarterly and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The process of determining if a valuation allowance is necessary includes estimates of the recoverability of inventory and ginseng crops as detailed above and an estimate of deferred interest expense. Future events may result in a materially different outcome than is estimated with respect to the recoverability of both inventory and ginseng crops.

RISKS AND UNCERTAINTIES

The Company’s revenue and earnings are affected by the world price of ginseng root, which is determined by reference to factors including the supply and demand for North American ginseng root, negotiations between buyers and sellers, the quality and aesthetic characteristics of the root and the relative strength of the Canadian dollar to the currencies used by the Company’s customers. A percentage change in the market price of ginseng root tends to have a corresponding impact on the revenue reported by the Company. The remaining inventory of the Company has been committed to customers at a fixed Canadian dollar price; therefore this risk has now been mitigated.

The Company identifies Canada as the primary economic environment in which it operates, and uses the Canadian dollar as its functional currency except for its active foreign subsidiary that operates in Hong Kong and which uses the Hong Kong dollar as its functional currency. The Company monitors its exposure to foreign exchange risk and balances its foreign currency holdings to reduce exposure to any one currency by engaging in foreign exchange contracts and by repatriating any excess funds.

The Company’s revenue is derived principally from the sale of ginseng roots to a limited number of customers that are concentrated in Asian markets. In order to manage its credit risk, the Company carefully monitors credit terms, investigates credit history and grants credit to customers with established relationships or acceptable credit ratings. Payments or deposits are usually received before shipments of inventory. Inventory may be held as security until payment is received, when such relationships have not been established. As the Company’s significant customers do not necessarily use the ginseng themselves but instead distribute the ginseng to smaller wholesalers, distributors and retailers, the Company does not believe that it is economically dependent on any one customer or that the loss of any one wholesaler would impact the Company’s ability to market roots through other channels. There can be no assurance, however, that adverse changes in the above noted factors will not materially affect the Company’s business, financial condition, operating results and cash flows.

The Company is exposed to currency exchange risk as a result of its international markets and operations. The majority of the Company’s revenue comes from buyers who are located outside of Canada and as a result, the selling price that the Company can achieve in those markets is exposed to changes in exchange rates. The remaining inventory of the Company has been committed to customers at a fixed Canadian dollar price; therefore this risk has now been mitigated.

The Board of Directors of the Company have instructed management to initiate the liquidation of the Company which was approved by the shareholders on May 11, 2012. The process of liquidation involves various legal, tax and regulatory considerations and thus the timeliness and cost of the liquidation process is subject to some uncertainty.

FINANCIAL INSTRUMENTS

Financial instruments of the Company are represented by cash, accounts receivable and accounts payable and accrued liabilities. The carrying value of these instruments approximates their fair value due to the short-term maturity of such items.

OUTLOOK

The Board of Directors of the Company have instructed management to begin planning the dissolution of the Company which was approved by the shareholders on May 11, 2012. The Company will finish selling its inventory and commence liquidation and then repatriate the capital to the shareholders once all of the Company’s obligations have been satisfied.